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                                                                    EXHIBIT 18.0


To the Board of Directors
of West Coast Entertainment Corporation


Dear Directors:

We have been furnished with a copy of the Corporation's Form 10-Q for the quarter ended October 31, 1997. Note 2 therein describes a change in estimate effected by a change in principle of amortizing the cost of videocassette rental inventory and states that the newly adopted method is preferable in the circumstances because the Company believes accelerating expense recognition for new release videocassettes (copies 1-3) more closely matches the typically higher revenue generated following a title's release during the first six months and $6 represents a reasonable salvage value for all tapes after 36 months. It should be understood that the preferability of one acceptable method of videocassette rental inventory amortization method over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative method for videocassette rental inventory amortization in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of West Coast Entertainment Corporation for the three-month or nine-month periods ended October 31, 1997 or October 31, 1996 and, accordingly, we express no opinion thereon, or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.


PRICE WATERHOUSE LLP


December 15, 1997
Boston, Massachusetts